



Abercrombie & Fitch

TABLE OF CONTENTS





Abercrombie & Fitch

CHAIRMAN'S LETTER

I'm very pleased with the performance of our business. Despite a very challenging environment in 2002, we once again achieved record sales and income. Our earnings per share increased 18% for the year and we completed our forty-second consecutive quarter of profit improvement. Our operating profit margin, at nearly 20% of sales, remains one of the highest in the industry. Most importantly, in 2002 we maintained and enhanced the quality of our brands.

Our success comes from total commitment to the long-term health of our brands and the bottom line. We continue to target and attract the best and brightest in the industry, and the strengths and talents of our associates are our biggest assets.

We continued to grow our business very rapidly in 2002, opening a total of 112 new stores. We ended the year with 597 stores across all three of our brands.

I'm very excited about the progress we have made in Hollister, our newest brand. We opened 60 new stores in 2002, reaching 93 stores at the end of the year. Hollister continues to gain momentum and is clearly one of the most exciting new brands in the industry. In 2002 we achieved significant improvement in Hollister's sales productivity and gross margin, and the business is now making a solid profit contribution. For our total business we plan to open 110 new stores in 2003, and at least 70 of the openings will be Hollister stores. We view Hollister as potentially a 600-800 store business.

We remain focused on growing the women's and girl's businesses in our Abercrombie

& Fitch brand. Although we have made great progress in recent years, these businesses are still underdeveloped relative to mens and boys. We continue to work very hard in mens and boys, however our biggest volume opportunities are in womens and girls.

I see fashion and the customer moving faster and faster in each of our brands. To stay ahead we are creating an organization that can move and react quickly. We are designing and delivering more new items more frequently. The items will flow into stores faster and remain in stores for a shorter period of time. Our customers respond immediately to newness and I believe this strategy is critical to drive sales productivity and profitability.

As we move forward our most important strategy remains the building of our brands. We must continue to make the necessary investments to keep our brands aspirational, and our execution of every element of the customer experience must be at the highest quality level.

The retail environment remains very tough, and the outlook for the balance of 2003 is uncertain. However, our organization has never been stronger, and I'm more confident than ever that our best years are yet to come.



Michael S. Jeffries
Chairman and Chief Executive Officer





Abercrombie & Fitch

FINANCIAL SUMMARY

(Thousands except per share and per square foot amounts, ratios and store and associate data)

Fiscal Year	2002	2001	2000*	1999	1998
Summary of Operations					
Net Sales	$1,595,757	$1,364,853	$1,237,604	$1,030,858	$805,180
Gross Income	$ 656,049	$ 558,034	$ 509,375	$ 450,383	$331,354
Operating Income	$ 312,617	$ 271,458	$ 253,652	$ 242,064	$166,958
Operating Income as a Percentage of Net Sales	19.6%	19.9%	20.5%	23.5%	20.7%
Net Income	$ 194,935	$ 168,672	$ 158,133	$ 149,604	$102,062
Net Income as a Percentage of Net Sales	12.2%	12.4%	12.8%	14.5%	12.7%
Per Share Results (1)					
Net Income Per Basic Share	$ 1.99	$ 1.70	$ 1.58	$ 1.45	$ .99
Net Income Per Diluted Share	$ 1.94	$ 1.65	$ 1.55	$ 1.39	$ .96
Weighted Average Diluted Shares Outstanding	100,631	102,524	102,156	107,641	106,202
Other Financial Information					
Total Assets	$ 994,822	$ 770,546	$ 589,577	$ 458,166	$319,161
Return on Average Assets	22%	25%	30%	38%	41%
Capital Expenditures	$ 92,976	$ 126,515	$ 153,481	$ 73,377	$ 37,483
Long-Term Debt	–	–	–	–	–
Shareholders' Equity	$ 749,527	$ 595,434	$ 422,700	$ 311,094	$186,105
Return on Average Shareholders' Equity	29%	33%	43%	60%	83%
Comparable Store Sales Increase (Decrease)	(5%)	(9%)	(7%)	10%	35%
Retail Sales Per Average Gross Square Foot	$ 379	$ 401	$ 474	$ 505	$ 476
Stores and Associates at End of Year					
Total Number of Stores Open	597	491	354	250	196
Gross Square Feet	4,358,000	3,673,000	2,849,000	2,174,000	1,791,000
Number of Associates	22,000	16,700	13,900	11,300	9,500

**Fifty-three week fiscal year.*

(1) Per share amounts have been restated to reflect the two-for-one stock split on A&F's Class A Common Stock, distributed on June 15, 1999.

Abercrombie & Fitch

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS Net sales for the fourth quarter of the 2002 fiscal year were $534.5 million, an increase of 15% from $466.6 million for the fourth quarter of 2001. Operating income for the fourth quarter of 2002 was $149.6 million compared to $128.6 million in 2001. A&F recorded its 42nd consecutive comparable quarter of record earnings as net income increased to $92.8 million in the fourth quarter of 2002 as compared to $79.2 million in 2001. Earnings per diluted share for the fourth quarter of 2002 were $.93, up 19% from $.78 in 2001.

Net sales for the 2002 fiscal year reached $1.6 billion, an increase of 17% over fiscal 2001 net sales of $1.4 billion. Operating income for the 2002 fiscal year increased 15% to $312.6 million from $271.5 million in 2001. Net income per diluted share was $1.94 for the 2002 fiscal year compared to $1.65 in 2001, an increase of 18%.

The following data represent the Company's consolidated statements of income for the last 3 fiscal years expressed as a percentage of net sales:

	2002	2001	2000
Net Sales	100.0%	100.0%	100.0%
Cost of Goods Sold, Occupancy and Buying Costs	58.9	59.1	58.8
Gross Income	41.1	40.9	41.2
General, Administrative and Store Operating Expenses	21.5	21.0	20.7
Operating Income	19.6	19.9	20.5
Interest Income, Net	(0.2)	(0.4)	(0.6)
Income Before Income Taxes	19.8	20.3	21.1
Provision for Income Taxes	7.6	7.9	8.3
Net Income	12.2	12.4	12.8

FINANCIAL SUMMARY The following summarized financial data compares the 2002 fiscal year to the comparable periods for 2001 and 2000:

				% Change	
	2002	2001	2000	2001-2002	2000-2001
Net sales (millions)	$1,595.8	$1,364.9	$1,237.6	17%	10%
Decrease in comparable store sales	(5%)	(9%)	(7%)		
Retail sales increase attributable to new and remodeled stores, magazine, catalogue and Web sites	22%	19%	27%		
Retail sales per average gross square foot	$ 379	$ 401	$ 474	(5%)	(15%)
Retail sales per average store (thousands)	$2,797	$3,095	$3,944	(10%)	(22%)
Average store size at year-end (gross square feet)	7,300	7,480	8,047	(2%)	(7%)
Gross square feet at year-end (thousands)	4,358	3,673	2,849	19%	29%
Number of stores and gross square feet by concept:					
Abercrombie & Fitch:					
Stores at beginning of period	309	265	215		
Opened	33	45	50		
Closed	(2)	(1)	–		
Stores at end of period	340	309	265		
Gross square feet (thousands)	3,036	2,798	2,443		
abercrombie:					
Stores at beginning of period	148	84	35		
Opened	19	64	49		
Closed	(3)	–	–		
Stores at end of period	164	148	84		
Gross square feet (thousands)	727	662	375		
Hollister Co.:					
Stores at beginning of period	34	5	–		
Opened	60	29	5		
Closed	(1)	–	–		
Stores at end of period	93	34	5		
Gross square feet (thousands)	595	213	31		

NET SALES: FOURTH QUARTER 2002 Net sales for the fourth quarter of fiscal 2002 were $534.5 million, up 15% over 2001's fourth quarter net sales of $466.6 million. Comparable store sales decreased 4% for the quarter.

By merchandise concept, comparable store sales ("comps"), defined as sales in stores that have been open for at least one year, for the quarter were as follows: Abercrombie & Fitch's comps declined in the mid-single digits, with womens posting a positive comp and mens a negative comp. Comps for the kids' business, abercrombie, were similar to the adult business with girls posting a positive comp increase during the quarter and boys a negative comp. Comps in Hollister were positive in double digits.

By regions, comps were strongest in the West and weakest in the Midwest.

Given continued uncertainty in the economy, the Company entered the fourth quarter of fiscal 2002 with an approach designed to protect both the bottom line and the aspirational quality of the brands. The Company continued to strategically use direct mail and bounce-back promotions, but, overall, a much less aggressive approach to promotions was undertaken compared to 2001.

The pre-Christmas selling environment was very challenging and, as expected, comp store sales were negative for the fourth quarter prior to Christmas. Comps improved significantly after Christmas, resulting in a flat comp for December 2002. January 2003 comps were positive 3%, which reflected strong sales of winter clearance, and positive results from the initial spring assortment.

From a merchandising standpoint, womens continued to outperform mens. Key classifications in womens during the quarter included woven shirts, knit tops, outerwear, pants, sweats and underwear. Mens continued to be difficult and there remained no solid trend industry-wide. However, knit tops and woven shirts performed well during the quarter.

As for the kids' business, knit tops, sweats, woven tops, pants and outerwear performed very well in girls. In boys, denim and sweats performed best. As in the adult business, boys continued to be difficult.

In Hollister, girls continued to be more significant than guys, representing approximately 65% of the overall business. For the quarter, the best performing girls classifications were woven shirts, knit tops, sweats, skirts and denim. In guys, denim, knit tops, graphic t-shirts, sweatshirts and accessories performed best.

Sales in the e-commerce business grew by over 25% during the fourth quarter of fiscal 2002 as compared to 2001. The Company remains on track to add a Hollister e-commerce business for back-to-school 2003. The direct business (which includes the Company's catalogue, the A&F Quarterly (a catalogue/magazine) and the Company's Web sites) accounted for 5.0% of net sales in the fourth quarter of 2002 as compared to 4.5% in 2001.

FOURTH QUARTER 2001 Fourth quarter 2001 net sales increased 6% to $466.6 million from $439.4 million in 2000. The increase was due to the addition of new stores offset by a 9% decline in comps as compared with the previous year's 13-week period ended February 3, 2001. The fourth quarter of 2001 was highly promotional and a number of promotional strategies, including direct mail, bouncebacks and selective price point reductions, were employed to improve the sales trend from the third quarter 2001.

By merchandise concept, Abercrombie & Fitch's comps declined in the high-single digits with women's comps roughly flat for the quarter while men's comps were negative double digits. Comps for our kids' business followed a similar trend to the adult business with girls' comps much stronger than boys' comps.

By regions, comps were strongest in the Northeast and the West Coast and weakest in the Southeast and Midwest.

From a merchandising standpoint, womens outperformed mens and generated strong comp increases in denim, graphic tees and skirts. Newer women's classifications, such as gymwear and lingerie performed well. Mens was difficult with no solid industry-wide trend. Similar to womens, men's denim consistently performed well and comps were strong through Christmas. However, men's outerwear and sweater classifications had significant decreases.

In the kids' business, strong girls' categories were denim, skirts, knits and accessories while sweaters and outerwear classifications were weak. Boys' strong classifications were knits and denim.

In the adult e-commerce business, sales grew by over 27% during the fourth quarter of 2001 compared to 2000. The Company's catalogue, the A&F Quarterly and the Company's Web sites accounted for 4.5% of net sales in the fourth quarter of 2001 as compared to 5.0% in 2000. The decrease is primarily due to the Company not producing an A&F Quarterly in the fourth quarter of 2001.

FISCAL 2002 Net sales for fiscal year 2002 reached $1.6 billion, up 17% over fiscal year 2001. The sales increase was attributable to the net addition of 106 stores offset by a 5% comparable store sales decrease. The decline in comps was primarily due to the weak performance in both the mens and boys. Men's comps decreased in low-double digits for fiscal year 2002 while boys' comps decreased in the mid-teens. For Spring 2003, the Company continues to maintain a cautious approach in mens, focusing on delivering more new items more frequently. The men's assortment for spring features a "vintage look" which is emphasized in washes, colors and marketing. As in mens, a cautious approach will be maintained in boys.

Overall, the women's and girls' businesses continued to increase in share of the total business and accounted for greater than 57% of the adult and kids' businesses, respectively, in fiscal year 2002. For the year, women's comps were negative low-single digits while girls' comps were positive mid-single digits. The Company will continue to focus on providing more frequent newness in both womens and girls in 2003. Items will flow into the stores faster and remain in stores for a shorter time period. This strategy gives the customer more new items without an increase in inventory investment.

Hollister continued to perform well. For fiscal year 2002, sales per square foot in Hollister stores were approximately 86% of the sales per square foot in Abercrombie & Fitch stores in the same malls.

The Company's catalogue, the *A&F Quarterly* and the Company's Web sites represented 4.7% of 2002 net sales compared to 4.2% in 2001.

FISCAL 2001 Net sales for the 2001 fiscal year increased 10% to $1.36 billion from $1.24 billion in 2000. The sales increase was attributable to the net addition of 137 stores offset by a 9% comparable store sales decrease. The decline in comps was largely due to continued weakness in mens. Men's comps decreased in the high-teens for the year; however, denim, knits and gymwear performed well.

Comps were up in the mid-single digits in womens for the 2001 fiscal year. The strongest performing categories were denim, knits, skirts, gymwear and women's accessories. Overall, womens increased as a percentage of the overall business. In fiscal 2001, womens accounted for 55% of the total adult business.

In 2001, the kids' business had a mid-teen decline in comparable store sales for the year with girls performing better than boys. As in the adult business, girls outperformed boys.

For the 2001 fiscal year, sales per square foot in Hollister stores were approximately 75% of the sales per square foot in Abercrombie & Fitch stores in the same malls.

The Company's catalogue, the *A&F Quarterly* and the Company's Web sites represented 4.2% of fiscal 2001 net sales compared to 3.8% of 2000 net sales. Operating improvements in e-commerce fulfillment helped reduce the number of backorders, increasing sales by improving in-stocks. The Company produced only three *A&F Quarterly*'s in fiscal 2001 versus four in 2000, dampening the increase over the prior year in the direct business.

GROSS INCOME: FOURTH QUARTER 2002 The gross income rate (gross income divided by net sales) for the fourth quarter of fiscal year 2002 was 45.5%, up 80 basis points from last year's rate of 44.7%. The increase in gross income rate resulted largely from an increase in initial markup (IMU), partially offset by an increase in buying and occupancy costs, as a percent of sales.

Continued progress in sourcing has been an important factor in improving the IMU in all three concepts. The Company continued to make progress increasing the IMU in Hollister, where IMU improved over 700 basis points versus the fourth quarter of 2001.

Additionally, the Company's less aggressive approach to promotions during the fourth quarter of fiscal 2002 resulted in selling at higher average retail prices as compared to the fourth quarter of 2001.

The increase in buying and occupancy costs, as a percent of sales, reflected the inability to leverage fixed costs such as rent, depreciation and other real estate related charges with a comp store decrease.

The Company ended the fourth quarter of 2002 with inventories up 12% per gross square foot versus the fourth quarter of 2001 at cost.

FOURTH QUARTER 2001 The gross income rate during the fourth quarter of 2001 was 44.7%, down from 46.2% for the same period in 2000. The decrease was primarily due to an increase in the markdown rate, attributable to the expected higher level of promotional business. The planned promotional strategies for the quarter resulted in selling at lower average retail prices. For the quarter, average unit retail prices decreased in the low-double digits.

Additionally, buying and occupancy costs, expressed as a percentage of net sales, increased as a result of the inability to leverage fixed expenses with lower sales volume per average store. These decreases were partially offset by higher IMU and tight control of inventory. The increase in IMU was a result of continued improvement in the sourcing of merchandise, particularly in womens.

The tight control of inventory resulted in inventories being down 30% per gross square foot at year-end 2001 as compared with year-end 2000. These low levels of inventory provided downside profit protection as season-end merchandise was significantly lower on a per square foot basis in the fourth quarter of 2001 as compared to the same period in 2000.

FISCAL 2002 For fiscal 2002, the gross income rate was 41.1% versus 40.9% in 2001. The increase was driven by improvements in IMU that were almost fully offset by increased buying and occupancy costs, as a percentage of sales.

Tight control of inventory also protected gross income as the Company chased inventory through most of the first half of 2002.

FISCAL 2001 For the 2001 fiscal year, the gross income rate decreased to 40.9% from 41.2% in 2000. The decrease was primarily attributable to higher buying and occupancy costs. Buying and occupancy costs increased, as a percentage of net sales, due to the deleveraging created by the decrease in comparable store sales. The decrease was almost entirely offset by higher IMU as a result of continued improvements in sourcing merchandise that reduced costs. The other factors in protecting gross income were tight control of inventory, which resulted in disciplined markdown control, and lower inventory shrinkage as a result of the Company's continued emphasis on in-store operational controls.

GENERAL, ADMINISTRATIVE AND STORE OPERATING EXPENSES: FOURTH QUARTER 2002 The fourth quarter 2002 general, administrative and store operating expense rate (general, administrative and store operating expenses divided by net sales) was 17.5% compared to 17.1% in the fourth quarter of 2001. The increase in rate versus 2001 resulted primarily from an increase in home office expenses, largely due to higher bonuses resulting from improved financial performance.

During the fourth quarter of 2002, store payroll hours were reduced by 9% per average Abercrombie & Fitch adult store and 3% per average kids store. Store hours are managed on a weekly basis in order to match hours with sales volume. The control of payroll hours helped mitigate the effect of negative comps on the store expense rate.

Efficiencies were also recognized in the distribution center and in the direct business. During the fourth quarter of fiscal 2002, productivity, as measured in units processed per labor hour, was 39% higher than the fourth quarter of 2001. For the quarter, more units were processed than the comparable period in 2001 with 20% fewer labor hours.

In the fourth quarter of 2002, fulfillment costs per order in the direct business were down by over 19% compared to the fourth quarter of 2001.

FOURTH QUARTER 2001 The fourth quarter 2001 general, administrative and store operating expense rate improved to 17.1% as compared to 17.9% in the fourth quarter of 2000. The Company continued to tightly control expenses in both the stores and the home office. These cost controls included limiting headcount additions, reducing home office travel and store payroll hours, and decreasing relocation and recruiting expenses.

Savings were also recognized in the new distribution center and in the direct business. During the fourth quarter 2001, productivity in the distribution center, as measured in units processed per labor hour, was over 50% higher than fourth quarter 2000. In the direct business, fulfillment costs per order were down by over 10%. These savings in general, administrative and store operating expenses were partially offset by marketing costs incurred as part of the promotional strategy implemented during the fourth quarter of 2001.

Fourth quarter 2000's general, administrative and store operating expenses were unfavorably affected by one-time expenses related to the move to the new distribution center and home office and the inclusion of a 14th week in the fourth quarter of 2000.

FISCAL 2002 The full year general, administrative and store operating expense rate in 2002 was 21.5% versus 21.0% in 2001. The 2002 rate increase resulted from an increase in store expenses, as a percentage of sales, due to the inability to leverage fixed costs on a comp store sales decrease, as well as higher legal and incentive compensation expenses.

FISCAL 2001 The full year general, administrative and store operating expense rate in 2001 was 21.0% versus 20.7% in 2000. The rate increase in 2001 was primarily due to the inability to leverage fixed expenses as a result of the decrease in sales volume per average store. The increase was partially offset by the Company's focus on discretionary expense controls.

OPERATING INCOME: FOURTH QUARTER 2002 The operating income rate (operating income divided by net sales) was 28.0% for the fourth quarter of fiscal 2002 compared to 27.6% for the same period in 2001. Less aggressive promotional activities and higher average selling prices increased the gross income rate in the current year's fourth quarter. This improvement was offset somewhat by a higher general, administrative and store operating expense rate.

FISCAL 2002 The operating income rate for the fiscal year 2002 was 19.6% versus 19.9% in fiscal year 2001. The decline was attributable to a higher general, administrative and store operating expense rate due to the inability to leverage fixed costs on a comp store decrease. The increased expense rate was partially offset by a gross income rate increase.

FOURTH QUARTER 2001 AND FISCAL 2001 The operating income rate was 27.6% and 19.9% for the fourth quarter and fiscal year of 2001, respectively, compared to 28.2% and 20.5% for the same periods in 2000. The decline in operating income rate in these periods was primarily due to lower gross income percentages resulting from planned promotional strategies executed in the fourth quarter of 2001. Lower general, administrative and store operating expenses, expressed as a percentage of net sales, partially offset the lower gross income rate in the fourth quarter of 2001. For the year, higher general, administrative and store operating expenses, expressed as a percentage of net sales, added to the decrease in operating income rate.

INTEREST INCOME AND INCOME TAXES Fourth quarter and year-to-date net interest income were $1.3 and $3.8 million in 2002 as compared with net interest income of $1.2 and $5.1 million for the comparable periods in 2001. The decrease in net interest income in the year-to-date period was a result of the Company's strategy at the beginning of 2002 to invest cash in tax-free securities due to the decline in short-term market interest rates. Previously, the Company primarily invested in the commercial paper market.

The tax-free investments contributed to a lower effective tax rate of 38.5% and 38.4% for the fourth quarter and year-to-date periods of 2002 as compared to 39.0% for both of 2001's comparable periods.

Net interest income was $1.2 million in the fourth quarter of 2001 and $5.1 million for the 2001 fiscal year compared with net interest income of $2.5 million and $7.8 million for the corresponding periods in 2000. The decrease in net interest income for both the quarter and the year was due to the decline in market interest rates. Net interest income in 2001 and 2000 was primarily from short-term investments.

FINANCIAL CONDITION The Company's continuing growth in net income affords it financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

LIQUIDITY AND CAPITAL RESOURCES Cash provided by operating activities provides the resources to support operations, including projected growth, seasonal requirements and capital expenditures. A summary of the Company's working capital position and capitalization follows (in thousands):

	2002	2001	2000
Working capital	$389,686	$241,616	$146,939
Capitalization: Shareholders' equity	$749,527	$595,434	$422,700

The Company considers the following to be measures of liquidity and capital resources:

	2002	2001	2000
Current ratio (current assets divided by current liabilities)	2.84	2.48	1.94
Operating cash flow (in thousands)	$293,146	$232,202	$151,189

Net cash provided by operating activities is the Company's primary source of liquidity and has grown steadily the past three years from $151.2 million in 2000 to $233.2 million in 2001 to $293.1 million in 2002. Current year net income adjusted for depreciation and amortization was the primary source of cash.

Additionally, in 2002, cash was provided from increases in accounts payable and accrued expenses and income taxes payable.

Accounts payable increased in 2002 due to both the increased level of inventory and timing of payments versus 2001.

Accrued expenses increased in 2002 due to the following: higher incentive compensation expenses, resulting from the Company's improved financial performance; higher store expenses and gift card liability, consistent with the increase in store openings; and higher legal expenses.

The increase in income taxes payable in the current year was due primarily to a change in the methodology being used to make estimated tax payments throughout 2002. This methodology was modified to more closely reflect interim liabilities under the annualization method. In addition, the favorable impact of the Company's stock-based compensation was significantly reduced reflecting the lower stock prices during 2002 as compared to 2001.

Net deferred income taxes increased in 2002 primarily as a result of increasing differences between book and tax depreciation methods due to the accelerated growth of store openings the past few years and "bonus" accelerated depreciation allowed under the Job Creation and Worker Assistance Act of 2002.

Inventories increased $35.3 million during 2002 and represented the primary use of cash. Inventories at fiscal 2002 year-end were 12% higher on a gross square foot basis versus fiscal 2001 year-end.

Other uses of cash were directly related to store growth and primarily consisted of increases in capitalized store supplies and prepaid rent related to stores (classified in other current assets).

The Company's operations are seasonal in nature and typically peak during the back-to-school and Christmas selling periods. Accordingly, cash requirements for inventory expenditures are highest during these periods.

Cash outflows related to investing activities were primarily for capital expenditures (see the discussion in the "Capital Expenditures" section below) related to new stores (net of construction allowances) with approximately $20 million invested in information technology and distribution center projects. Investing activities also included purchases and maturities of marketable securities. As of February 1, 2003, the Company held marketable securities with original maturities of three to five months. The decrease in note receivable resulted from the repayment of a promissory note by the Chairman (see Note 9 to the Consolidated Financial Statements).

Financing activities during 2002, 2001 and 2000 consisted primarily of the repurchase of 1,850,000 shares, 600,000 shares, and 3,550,000 shares, respectively, of A&F's Class A Common Stock pursuant to previously authorized stock repurchase programs.

The 2002 repurchase completed a previously authorized 6,000,000 share repurchase program. At its August 2002 Board meeting, the Board of Directors authorized the repurchase of an additional 5,000,000 shares of the Company's Class A Common Stock. As of February 1, 2003, the total number of shares authorized and available for repurchase was 5,000,000. In addition to stock repurchases, financing activities also consisted of stock option exercises and restricted stock issuances.

During the first nine months of 2002, the Company had available a $150 million syndicated unsecured credit agreement. The Company also had a $75 million facility for trade letters of credit. The trade letters of credit were issued to numerous overseas suppliers and served as guarantees to the suppliers.

Effective November 14, 2002, the Company entered into a new $250 million syndicated unsecured credit agreement (the "New Credit Agreement"), which replaced both the then existing credit agreement (the "Old Credit Agreement") and the trade letter of credit facility. Additional details regarding the New Credit Agreement can be found in the Notes to Consolidated Financial Statements (see note 8).

Letters of credit totaling approximately $41.8 million were outstanding under the New Credit Agreement at February 1, 2003. Letters of credit totaling approximately $49.9 million were outstanding under the trade letter of credit facility at February 2, 2002. No borrowings were outstanding under the New Credit Agreement at February 1, 2003 or under the Old Credit Agreement at February 2, 2002.

The Company has standby letters of credit in the amount of $4.7 million that expire in one year. The beneficiary, a merchandise supplier, has the right to draw upon the standby letters of credit if the Company has authorized or filed a voluntary petition in bankruptcy. To date, the beneficiary has not drawn upon the standby letters of credit.

As of February 1, 2003, the Company was committed to noncancelable leases with remaining terms of one to fourteen years. These commitments include store leases with initial terms ranging primarily from ten to fifteen years. A summary of minimum rent commitments under noncancelable leases follows (dollars in thousands):

Payments Due by Period

Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
$889,328	$120,313	$352,910	$186,434	$229,671

STORES AND GROSS SQUARE FEET Store count and gross square footage by concept were as follows:

	February 1, 2003		February 2, 2002	
	Number of Stores	Gross Square Feet (millions)	Number of Stores	Gross Square Feet (millions)
Abercrombie & Fitch	340	3,036	309	2,798
abercrombie	164	727	148	662
Hollister Co.	93	595	34	213
Total	597	4,358	491	3,673

CAPITAL EXPENDITURES Capital expenditures, net of construction allowances, totaled $93.0 million, $126.5 million and $153.5 million for 2002, 2001 and 2000, respectively. Additionally, the noncash accrual for construction in progress decreased $12.7 million in 2002 and increased $1.0 million and $9.5 million in 2001 and 2000, respectively. Capital expenditures in 2002 related to new store construction with approximately $20 million invested in information technology and distribution center projects. Capital expenditures in 2001 and 2000 related to the construction of a new office and distribution center, including the noncash accrual for construction in progress, which, accounted for approximately $17 million and $92 million of total capital expenditures in 2001 and 2000 respectively. The office and distribution center were completed in 2001. The balance of capital expenditures related primarily to new stores.

The Company anticipates spending $120 to $130 million in 2003 for capital expenditures, of which $70 to $80 million will be for new stores construction. The balance of expenditures primarily relates to improving the in-store information technology structure, which should be complete for back-to-school and distribution center expansion. In addition, the Company has begun construction planning for additional home office space to accommodate the growth of Hollister.

The Company intends to add approximately 726,000 gross square feet for the three concepts in 2003, which will represent a 17% increase over year-end 2002. It is anticipated the increase will result from the addition of approximately 30 new Abercrombie & Fitch stores, 10 new abercrombie stores and 70 new Hollister Co. stores. Additionally, the Company plans to remodel 10 Abercrombie & Fitch stores.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for Abercrombie & Fitch stores opened in 2003 will approximate $630,000 per store, after giving effect to landlord allowances. In addition, inventory purchases are expected to average approximately $330,000 per store.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for abercrombie stores opened in 2003 will approximate $485,000 per store, after giving effect to landlord allowances. In addition, inventory purchases are expected to average approximately $130,000 per store.

The Company estimates that the average cost for leasehold improvements and furniture and fixtures for Hollister Co. stores opened in 2003 will approximate $650,000 per store, after giving effect to landlord allowances. In addition, inventory purchases are expected to average approximately $230,000 per store.

The Company expects that substantially all future capital expenditures will be funded with cash from operations. In addition, the Company has $250 million available (less outstanding letters of credit) under its credit agreement to support operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

The Company's significant accounting policies can be found in the Notes to Consolidated Financial Statements (see note 2). The Company believes that the following policies are most critical to the portrayal of the Company's financial condition and results of operations.

Revenue Recognition – The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card. Catalogue and e-commerce sales are recorded upon customer receipt of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related costs are classified as cost of goods sold.

Employee discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable.

Inventory Valuation – Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method. The retail method of inventory valuation is an averaging technique applied to different categories of inventory. At A&F, the averaging is determined at the stock keeping unit (SKU) level by averaging all costs for each SKU. An initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. Permanent markdowns, when taken, reduce both the retail and cost components of inventory on hand so as to maintain the already established cost–to-retail relationship. The use of the retail method and the recording of markdowns effectively values inventory at the lower of cost or market. The Company further reduces inventory by recording an additional markdown reserve using the retail carrying value of inventory from the season just passed. Markdowns on this carryover inventory represent estimated future anticipated selling price declines. Additionally, as part of inventory valuation, an inventory shrinkage estimate is made each period that reduces the value of inventory for lost or stolen items. Inherent in the retail method calculation are certain significant judgments and estimates including, among others, initial markup, markdowns and shrinkage, which could significantly impact the ending inventory valuation at cost as well as the resulting gross margins. Management believes that this inventory valuation method provides a conservative inventory valuation as it preserves the cost-to-retail relationship in ending inventory.

Property and Equipment – Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for leasehold improvements and 3-10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores at the 1988 purchase of the Abercrombie & Fitch business by The Limited, Inc. (now known as Limited Brands, Inc., "The Limited") and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed at the store level at least annually for impairment or whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

Income Taxes – Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax law and published guidance with respect to applicability to the Company's operations. Significant examples of this concept include capitalization policies for various tangible and intangible costs, income and expense recognition and inventory valuation methods. No valuation allowance has been provided for deferred tax assets because management believes the full amount of the net deferred tax assets will be realized in the future. The effective tax rate utilized by the Company reflects management's judgment of the expected tax liabilities within the various taxing jurisdictions.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The standard was effective February 3, 2002 for the Company. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The adoption of SFAS No. 142 did not have an impact on the Company's results of operations or its financial position in 2002.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was effective February 2, 2003 for the Company. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or the entity incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of lease terms are minimal, management anticipates that the adoption of SFAS No. 143 will not have a significant effect on the Company's results of operations or its financial position.

SFAS No.144, "Accounting for Impairment or Disposal of Long-Lived Assets," was effective February 3, 2002 for the Company. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the Company's results of operations or its financial position in 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," that requires recognition of a liability (at fair value) for guarantee contracts that have any of the following characteristics:

- Contracts that contingently require the guarantor to make payments based on changes in an underlying, as defined by SFAS No. 133;
- Contracts that contingently require the guarantor to make payments based on another entity's failure to perform under an obligating agreement;
- Indemnification agreements;
- Indirect guarantees of the indebtedness of others.

In addition to the disclosures required by current GAAP related to guarantees, this interpretation requires additional disclosures including:

- Details about the nature of the guarantee;
- The maximum potential amount of future payments (undiscounted);
- The current carrying amount of the liability for guarantor's obligation under the guarantee;
- The nature of any recourse provisions.

Guarantees issued or modified after December 31, 2002 must follow the new accounting. The disclosure requirements were effective for the 2002 financial statements and did not have an impact on the Company's results of operations or its financial position in 2002. The recognition provisions will be adopted by the Company in 2003 and are not expected to have a significant impact on the Company's financial statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was effective February 2, 2003 for the Company. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies FASB Statement No. 13, "Accounting for Leases," so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The provisions of this standard related to the rescission of SFAS No. 4 are in effect in 2003. The remaining provisions of the statement were adopted by the Company for transactions occurring after May 15, 2002.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The provisions of the standard are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on the Company's financial statements.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment to FASB No. 123," was issued on December 31, 2002. Pursuant to this standard, companies that choose to adopt the accounting provisions of FASB No. 123, "Accounting for Stock-Based Compensation," will be permitted to select from three transition methods (prospective, modified prospective, and retroactive restatement).

Companies that choose not to adopt the accounting provisions of FASB No. 123 will be affected by the new disclosure requirements of FASB No. 148. The new disclosures include tabular presentation of the following information for all periods presented:

1. Net income and EPS (basic and diluted), as reported;
2. Compensation expense (if any), net of tax, included in reported net income;
3. Compensation expense that would have been included in net income had the company adopted the accounting pro visions of FASB No. 123 for all awards granted, modified or settled since December 15, 1994;
4. Pro forma net income and earnings per share.

The transition and annual disclosure provisions of FASB No. 148 are effective for the 2002 financial statements. The new interim disclosure provisions are effective in the first quarter of 2003.

Emerging Issues Task Force ("EITF") Issue 02-16, "Accounting by a Customer (Including a Reseller) For Cash Consideration Received from a Vendor," addresses the accounting treatment for cash vendor allowances received. The adoption of EITF Issue 02-16 in 2003 did not have an impact on the Company's financial position or results of operations.

IMPACT OF INFLATION The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on its results of operations and financial condition have been minor.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 A&F cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Form 10-K or made by management of A&F involve risks and uncertainties and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2003 and beyond to differ materially from those expressed or implied in any of the forward-looking statements included in this Form 10-K or otherwise made by management: changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions domestically and in foreign jurisdictions in which the Company operates, including, but not limited to, acts of terrorism or war; the impact of competition and pricing; changes in weather patterns; market price of key raw materials; ability to source product from it global supplier base; political stability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of suitable store locations at appropriate terms; ability to develop new merchandise; and ability to hire, train and retain associates.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK The Company maintains its cash and equivalents in financial instruments with original maturities of 90 days or less. The Company also holds marketable securities with original maturities of three to five months. These financial instruments bear interest at fixed rates and are subject to interest rate risk through lost income should interest rates increase. The Company does not enter into financial instruments for trading purposes.

As of February 1, 2003, the Company had no long-term debt outstanding. Future borrowings would bear interest at negotiated rates and would be subject to interest rate risk. The Company does not believe that a hypothetical adverse change of 10% in interest rates would have a material affect on the Company's financial condition.

Abercrombie & Fitch

CONSOLIDATED STATEMENTS OF INCOME

(Thousands except per share amounts)	2002	2001	2000
Net Sales	$1,595,757	$1,364,853	$1,237,604
Cost of Goods Sold, Occupancy and Buying Costs	939,708	806,819	728,229
Gross Income	656,049	558,034	509,375
General, Administrative and Store Operating Expenses	343,432	286,576	255,723
Operating Income	312,617	271,458	253,652
Interest Income, Net	(3,768)	(5,064)	(7,801)
Income Before Income Taxes	316,385	276,522	261,453
Provision for Income Taxes	121,450	107,850	103,320
Net Income	$ 194,935	$ 168,672	$ 158,133
Net Income Per Share:			
Basic	$ 1.99	$ 1.70	$ 1.58
Diluted	$ 1.94	$ 1.65	$ 1.55

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Net Sales ($ in Millions)



$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$805
$1,031
$1,238
$1,365
$1,596
1998
1999
2000
2001
2002

Net Income ($ in Millions)



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$102
$150
$158
$169
$195
1998
1999
2000
2001
2002

Abercrombie & Fitch

CONSOLIDATED BALANCE SHEETS

(Thousands)	February 1, 2003	February 2, 2002
Assets		
Current Assets		
Cash and Equivalents	$391,035	$167,664
Marketable Securities	10,000	71,220
Receivables	10,462	20,456
Inventories	144,218	108,876
Store Supplies	25,671	21,524
Other	19,770	15,455
Total Current Assets	601,156	405,195
Property and Equipment, Net	392,941	365,112
Other Assets	725	239
Total Assets	$994,822	$770,546

Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	$ 50,153	$ 31,897
Accrued Expenses	120,438	109,586
Income Taxes Payable	40,879	22,096
Total Current Liabilities	211,470	163,579
Deferred Income Taxes	20,781	1,165
Other Long-Term Liabilities	13,044	10,368
Shareholders' Equity		
Common Stock – $.01 par value: 150,000,000 shares authorized, 97,268,877 and 98,871,478 shares outstanding at February 1, 2003 and February 2, 2002, respectively	1,033	1,033
Paid-In Capital	142,577	141,394
Retained Earnings	714,475	519,540
	858,085	661,967
Less: Treasury Stock, at Average Cost	(108,558)	(66,533)
Total Shareholders' Equity	749,527	595,434
Total Liabilities and Shareholders' Equity	$994,822	$770,546

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Abercrombie & Fitch

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(*Thousands*)	Common Stock Shares Outstanding	Common Stock Par Value	Paid-In Capital	Retained Earnings	Treasury Stock, at Average Cost	Total Shareholders' Equity
Balance, January 29, 2000	102,004	$1,033	$147,305	$192,735	$(29,979)	$311,094
Purchase of Treasury Stock	(3,550)	–	–	–	(43,929)	(43,929)
Net Income	–	–	–	158,133	–	158,133
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	462	–	–	462
Stock Options, Restricted Stock and Other	342	–	(11,277)	–	8,217	(3,060)
Balance, February 3, 2001	98,796	$1,033	$136,490	$350,868	$(65,691)	$422,700
Purchase of Treasury Stock	(600)	–	–	–	(11,069)	(11,069)
Net Income	–	–	–	168,672	–	168,672
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	5,056	–	–	5,056
Stock Options, Restricted Stock and Other	677	–	(152)	–	10,227	10,075
Balance, February 2, 2002	98,873	$1,033	$141,394	$519,540	$(66,533)	$595,434
Purchase of Treasury Stock	(1,850)	–	–	–	(42,691)	(42,691)
Net Income	–	–	–	194,935	–	194,935
Tax Benefit from Exercise of Stock Options and Vesting of Restricted Stock	–	–	164	–	–	164
Stock Options, Restricted Stock and Other	246	–	1,019	–	666	1,685
Balance, February 1, 2003	97,269	$1,033	$142,577	$714,475	$(108,558)	$749,527

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Shareholders' Equity ($ in Millions)


$800
$700
$600
$500
$400
$300
$200
$100
$186
$311
$423
$595
$750
1998
1999
2000
2001
2002

Earnings Per Diluted Share


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.96
$1.39
$1.55
$1.65
$1.94
1998
1999
2000
2001
2002

Abercrombie & Fitch

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands)	2002	2001	2000
Operating Activities			
Net Income	$194,935	$168,672	$158,133
Impact of Other Operating Activities on Cash Flows			
Depreciation and Amortization	56,925	41,155	30,731
Noncash Charge for Deferred Compensation	2,295	3,936	4,340
Change in Assets and Liabilities			
Inventories	(35,342)	12,121	(45,735)
Accounts Payable and Accrued Expenses	41,766	5,272	21,626
Income Taxes	38,235	13,787	(8,420)
Other Assets and Liabilities	(5,668)	(11,741)	(9,486)
Net Cash Provided by Operating Activities	293,146	233,202	151,189
Investing Activities			
Capital Expenditures	(92,976)	(126,515)	(153,481)
Proceeds from Maturities of Marketable Securities	61,220	–	45,601
Purchase of Marketable Securities	–	(71,220)	–
Collection (Issuances) of Note Receivable	4,954	(454)	(3,000)
Net Cash Used for Investing Activities	(26,802)	(198,189)	(110,880)
Financing Activities			
Purchase of Treasury Stock	(42,691)	(11,069)	(43,929)
Other Changes in Shareholders' Equity	(282)	6,139	(6,707)
Net Cash Used for Financing Activities	(42,973)	(4,930)	(50,636)
Net Increase/(Decrease) in Cash and Equivalents	223,371	30,083	(10,327)
Cash and Equivalents, Beginning of Year	167,664	137,581	147,908
Cash and Equivalents, End of Year	$391,035	$167,664	$137,581
Significant Noncash Investing Activities			
Construction Allowance Receivables	$ 8,778	$ 14,030	$ 8,668
Accrual for Construction in Progress	$ 12,680	$ 25,338	$ 24,371

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Abercrombie & Fitch

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION Abercrombie & Fitch Co. ("A&F"), through its wholly-owned subsidiaries (collectively, A&F and its wholly-owned subsidiaries are referred to as "Abercrombie & Fitch" or the "Company"), is a specialty retailer of high quality, casual apparel for men, women and kids with an active, youthful lifestyle. The business was established in 1892.

The accompanying consolidated financial statements include the historical financial statements of, and transactions applicable to, A&F and its wholly-owned subsidiaries and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of A&F. All significant intercompany balances and transactions have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal years 2002 and 2001 represent the fifty-two week periods ended February 1, 2003 and February 2, 2002. The results for fiscal year 2000 represent the fifty-three week period ended February 3, 2001.

CASH AND EQUIVALENTS Cash and equivalents include amounts on deposit with financial institutions and investments with original maturities of less than 90 days.

MARKETABLE SECURITIES All investments with original maturities of greater than 90 days are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification at the time of purchase. At February 1, 2003, the Company held investments in marketable securities that were classified as held to maturity based on the Company's positive intent and ability to hold the securities to maturity. Primarily all securities held by the Company at February 1, 2003 were municipal debt securities that mature within one year and are stated at amortized cost that approximates market value.

INVENTORIES Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

STORE SUPPLIES The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed except for new merchandise presentation programs, which are capitalized.

PROPERTY AND EQUIPMENT Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for leasehold improvements and 3-10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores as of the 1988 purchase of the Abercrombie & Fitch business by The Limited, Inc. (now known as Limited Brands, Inc. "The Limited") and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed at the store level at least annually for impairment or whenever events or changes in circumstances indicate that full recoverability of net assets through future cash flows is in question. Factors used in the evaluation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

INCOME TAXES Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

SHAREHOLDERS' EQUITY At February 1, 2003 and February 2, 2002, there were 150 million shares of $.01 par value Class A Common Stock authorized, of which 97.3 million and 98.9 million shares were outstanding at February 1, 2003 and February 2, 2002, respectively, and 106.4 million shares of $.01 par value Class B Common Stock authorized, none of which were outstanding at February 1, 2003 or February 2, 2002. In addition, 15 million shares of $.01 par value Preferred Stock were authorized, none of which have been issued. See Note 13 for information about Preferred Stock Purchase Rights.

Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to three votes per share on all matters submitted to a vote of shareholders.

REVENUE RECOGNITION The Company recognizes retail sales at the time the customer takes possession of the merchandise and purchases are paid for, primarily with either cash or credit card. Catalogue and e-commerce sales are recorded upon customer receipt of merchandise. Amounts relating to shipping and handling billed to customers in a sale transaction are classified as revenue and the related costs are classified as cost of goods sold. Employee discounts are classified as a reduction of revenue. The Company reserves for sales returns through estimates based on historical experience and various other assumptions that management believes to be reasonable.

CATALOGUE AND ADVERTISING COSTS Costs related to the *A&F Quarterly*, a catalogue/magazine, primarily consist of catalogue production and mailing costs and are expensed as incurred. Advertising costs consist of in-store photographs and advertising in selected national publications and are expensed when the photographs or publications first appear. Catalogue and advertising costs amounted to $33.4 million in 2002, $30.7 million in 2001 and $30.4 million in 2000.

STORE PREOPENING EXPENSES Preopening expenses related to new store openings are charged to operations as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS The recorded values of current assets and current liabilities, including receivables, marketable securities and accounts payable, approximate fair value due to the short maturity and because the average interest rate approximates current market origination rates.

STOCK-BASED COMPENSATION The Company reports stock-based compensation through the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure–an Amendment to FASB No. 123," but elects to measure compensation expense using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for options has been recognized as all options are granted at fair market value at the grant date. The Company does recognize compensation expense related to restricted share awards. If compensation expense related to options had been determined based on the estimated fair value of options granted in 2002, 2001 and 2000, consistent with the methodology in SFAS No. 123, the pro forma effect on net income and net income per basic and diluted share would have been as follows:

(Thousands except per share amount)	2002	2001	2000
Net Income:			
As reported	$194,935	$168,672	$158,133
Stock-based compensation expense included in reported net income, net of tax	1,414	2,401	2,626
Stock-based compensation expense determined under fair value based method, net of tax[1]	(25,979)	(22,453)	(21,706)
Pro forma	$170,370	$148,620	$139,053
Basic earnings per share:			
As reported	$1.99	$1.70	$1.58
Pro forma	$1.74	$1.50	$1.39
Diluted earnings per share:			
As reported	$1.94	$1.65	$1.55
Pro forma	$1.73	$1.48	$1.38

(1) Includes stock-based compensation expense related to restricted share awards actually recognized in earnings in each period presented.

The pro forma effect on net income for 2002, 2001 and 2000 is not representative of the pro forma effect on net income in future years because it takes into consideration pro forma compensation expense related only to those grants made subsequent to May 19, 1998.

The weighted-average fair value of all options granted during fiscal 2002, 2001 and 2000 was $12.07, $14.96 and $8.90, respectively.

The fair value of each option was estimated using the Black-Scholes option-pricing model, which are included in the pro forma results above. For purposes of the valuation the following weighted-average assumptions were used: no expected dividends in 2002, 2001 and 2000; price volatility of 53% in 2002, 54% in 2001 and 50% in 2000; risk-free interest rates of 4.3%, 4.7% and 6.2% in 2002, 2001 and 2000, respectively; assumed forfeiture rates of 15% in 2002 and 2001 and 10% in 2000; and expected lives of 5 years in 2002, 2001 and 2000.

EARNINGS PER SHARE Net income per share is computed in accordance with SFAS No. 128, "Earnings Per Share." Net income per basic share is computed based on the weighted–average number of outstanding shares of common stock. Net income per diluted share includes the weighted–average effect of dilutive stock options and restricted shares.

Weighted–Average Shares Outstanding (thousands):

	2002	2001	2000
Shares of common stock issued	103,300	103,300	103,300
Treasury shares	(5,128)	(4,198)	(3,239)
Basic shares	98,171	99,102	100,061
Dilutive effect of options and restricted shares	2,460	3,422	2,095
Diluted shares	100,631	102,524	102,156

Options to purchase 9,218,000, 5,630,000 and 9,100,000 shares of Class A Common Stock were outstanding at year-end 2002, 2001 and 2000, respectively, but were not included in the computation of net income per diluted share because the options' exercise prices were greater than the average market price of the underlying shares.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

RECLASSIFICATIONS Certain amounts have been reclassified to conform with current year presentation. The amounts reclassified did not have an effect on the Company's results of operations or shareholders' equity.

3. ISSUANCES OF ACCOUNTING STANDARDS The Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." The standard was effective February 3, 2002 for the Company. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The adoption of SFAS No. 142 did not have an impact on the Company's results of operations or its financial position in 2002.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was effective February 2, 2003 for the Company. The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or the entity incurs a gain or loss upon settlement. Because costs associated with exiting leased properties at the end of lease terms are minimal, management anticipates that the adoption of SFAS No. 143 will not have a significant effect on the Company's results of operations or its financial position.

SFAS No.144, "Accounting for Impairment or Disposal of Long-Lived Assets," was effective February 3, 2002 for the Company. The standard addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have an impact on the Company's results of operations or its financial position in 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34," that requires recognition of a liability (at fair value) for guarantee contracts that have any of the following characteristics:

- Contracts that contingently require the guarantor to make payments based on changes in an underlying, as defined by SFAS No. 133;
- Contracts that contingently require the guarantor to make payments based on another entity's failure to perform under an obligating agreement;
- Indemnification agreements;

•Indirect guarantees of the indebtedness of others.

In addition to the disclosures required by current GAAP related to guarantees, this interpretation requires additional disclosures including:

- •Details about the nature of the guarantee;
- •The maximum potential amount of future payments (undiscounted);
- •The current carrying amount of the liability for the guarantor's obligation under the guarantee;
- •The nature of any recourse provisions.

Guarantees issued or modified after December 31, 2002 must follow the new accounting. The disclosure requirements were effective for the 2002 financial statements and did not have an impact on the Company's results of operations or its financial position in 2002. The recognition provisions will be adopted by the Company in 2003 and are not expected to have a significant impact on the Company's financial statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," was effective February 2, 2003 for the Company. The standard rescinds FASB Statements No. 4 and 64 that deal with issues relating to the extinguishment of debt. The standard also rescinds FASB Statement No. 44 that deals with intangible assets of motor carriers. The standard modifies FASB Statement No. 13, "Accounting for Leases," so that certain capital lease modifications must be accounted for by lessees as sale-leaseback transactions. Additionally, the standard identifies amendments that should have been made to previously existing pronouncements and formally amends the appropriate pronouncements. The provisions of this standard related to the rescission of SFAS No. 4 are in effect in 2003. The remaining provisions of the statement were adopted by the Company for transactions occurring after May 15, 2002.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The provisions of the standard are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on the Company's financial statements.

SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure–an Amendment to FASB No. 123," was issued on December 31, 2002. Pursuant to this standard, companies that choose to adopt the accounting provisions of FASB No. 123, "Accounting for Stock-Based Compensation," will be permitted to select from three transition methods (prospective, modified prospective, and retroactive restatement).

Companies that choose not to adopt the accounting provisions of FASB No. 123 will be affected by the new disclosure requirements of FASB No. 148. The new disclosures include tabular presentation of the following information for all periods presented:

1. Net income and earnings per share (basic and diluted), as reported;
2. Compensation expense (if any), net of tax, included in reported net income;
3. Compensation expense that would have been included in net income had the Company adopted the accounting provisions of FASB No. 123 for all awards granted, modified or settled since December 15, 1994;
4. Pro forma net income and earnings per share.

The transition and annual disclosure provisions of FASB No. 148 are effective for the 2002 financial statements. The new interim disclosure provisions are effective in the first quarter of 2003.

Emerging Issues Task Force ("EITF") Issue 02-16, "Accounting by a Customer (Including a Reseller) For Cash Consideration Received from a Vendor," addresses the accounting treatment for cash vendor allowances received. The adoption of EITF Issue 02-16 in 2003 did not have an impact on the Company's financial position or results of operations.

4. PROPERTY AND EQUIPMENT Property and equipment, at cost, consisted of (thousands):

	2002	2001
Land	$ 15,450	$ 15,414
Building	92,680	91,531
Furniture, fixtures and equipment	386,289	316,035
Beneficial leaseholds	7,349	7,349
Leasehold improvements	46,969	42,273
Construction in progress	36,905	28,721
Total	$585,642	$501,323
Less: accumulated depreciation and amortization	192,701	136,211
Property and equipment, net	$392,941	$365,112

5. LEASED FACILITIES AND COMMITMENTS Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses. A summary of rent expense follows (thousands):

	2002	2001	2000
Store rent:			
Fixed minimum	$105,751	$83,608	$65,716
Contingent	4,886	4,897	7,079
Total store rent	$110,637	$88,505	$72,795
Buildings, equipment and other	1,133	1,566	2,777
Total rent expense	$111,770	$90,071	$75,572

At February 1, 2003, the Company was committed to noncancelable leases with remaining terms of one to fourteen years. These commitments include store leases with initial terms ranging primarily from ten to fifteen years. A summary of minimum rent commitments under noncancelable leases follows (thousands):

2003	$120,313	2006	112,899
2004	121,316	2007	99,381
2005	118,695	Thereafter	316,724

6. ACCRUED EXPENSES Accrued expenses consisted of the following (thousands):

	2002	2001
Unredeemed gift card revenue	$23,454	$17,031
Rent and landlord charges	18,465	16,247
Compensation and benefits	15,857	9,492
Accrual for construction in progress	12,680	25,338
Catalogue and advertising costs	9,701	11,178
Taxes, other than income	5,512	3,552
Other	34,769	26,748
Total	$120,438	$109,586

7. INCOME TAXES The provision for income taxes consisted of (thousands):

	2002	2001	2000
Currently payable:			
Federal	$ 90,069	$ 80,126	$ 80,856
State	12,034	14,567	18,403
	$102,103	$ 94,693	$ 99,259
Deferred:			
Federal	17,699	11,133	2,814
State	1,648	2,024	1,247
	$ 19,347	$ 13,157	$ 4,061
Total provision	$121,450	$107,850	$103,320

A reconciliation between the statutory Federal income tax rate and the effective income tax rate follows:

	2002	2001	2000
Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of Federal income tax effect	3.5%	3.9%	4.1%
Other items, net	(0.1)%	0.1%	0.4%
Total	38.4%	39.0%	39.5%

Income taxes payable included net current deferred tax assets of $6.0 million and $4.9 million at February 1, 2003 and February 2, 2002, respectively.

Under a tax sharing arrangement with The Limited, who owned 84.2% of the outstanding Common Stock through May 19, 1998, the Company was responsible for and paid to The Limited its proportionate share of income taxes calculated upon its separate taxable income at the estimated annual effective tax rate for periods prior to May 19, 1998. Amounts paid to The Limited totaled $1.4 million, $20 thousand and $829 thousand in 2002, 2001 and 2000, respectively. Amounts paid directly to taxing authorities were $82.3 million, $94.3 million and $111.7 million in 2002, 2001 and 2000, respectively. The amount paid to The Limited during 2002 constituted a final tax sharing payment pursuant to an agreement to terminate the tax sharing agreement entered into with The Limited as of May 19, 1998. As a result, the Company has been indemnified by The Limited for any federal, state or local income taxes asserted with respect to The Limited for all periods prior to May 19, 1998.

The effect of temporary differences which give rise to deferred income tax assets (liabilities) was as follows (thousands):

	2002	2001
Deferred tax assets:		
Deferred compensation	$ 8,113	$ 8,833
Accrued expenses	6,754	7,216
Inventory	2,960	1,747
Rent	1,314	1,525
Other	124	139
Total deferred tax assets	19,265	19,460
Deferred tax liabilities:		
Property and equipment	(25,954)	(8,307)
Store supplies	(8,061)	(7,417)
Total deferred tax liabilities	(34,015)	(15,724)
Net deferred income tax assets (liabilities)	$(14,750)	$3,736

No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

8. LONG-TERM DEBT The Company entered into a $250 million syndicated unsecured credit agreement (the "New Credit Agreement") on November 14, 2002 to replace both a $150 million syndicated unsecured credit agreement (the "Old Credit Agreement") and a separate $75 million facility for the issuance of trade letters of credit. The primary purposes of the New Credit Agreement are for trade and stand-by letters of credit and working capital. The New Credit Agreement is due to expire on November 14, 2005. The New Credit Agreement has several borrowing options, including interest rates that are based on the agent bank's "Alternate Base Rate," or a LIBO Rate. Facility fees payable under the New Credit Agreement are based on the Company's ratio (the "leverage ratio") of the sum of total debt plus 800% of forward minimum rent commitments to EBITDAR for the trailing four-fiscal-quarter period and currently accrues at .225% of the committed amounts per annum. The New Credit Agreement contains limitations on indebtedness, liens, sale-leaseback transactions, significant corporate changes including mergers and acquisitions with third parties, investments, restricted payments (including dividends and stock repurchases), hedging transactions and transactions with affiliates. The New Credit Agreement also contains financial covenants requiring a minimum ratio of EBITDAR for the trailing four-fiscal-quarter period to the sum of interest expense and minimum rent for such period, as well as a maximum leverage ratio. Letters of credit totaling approximately $41.8 million were outstanding under the New Credit Agreement at February 1, 2003. Letters of credit totaling approximately $49.9 million were outstanding under the $75 million facility for the issuance of trade letters of credit at February 2, 2002. No borrowings were outstanding under the New Credit Agreement at February 1, 2003 or under the Old Credit Agreement at February 2, 2002.

9. RELATED PARTY TRANSACTIONS Shahid & Company, Inc. has provided advertising and design services for the Company since 1995. Sam N. Shahid Jr., who serves on A&F's Board of Directors, has been President and Creative Director of Shahid & Company, Inc. since 1993. Fees paid to Shahid & Company, Inc. for services provided during fiscal years 2002, 2001 and 2000 were approximately $1.9 million, $1.8 million and $1.7 million, respectively. These amounts do not include reimbursements to Shahid & Company, Inc. for expense incurred while performing these services.

On January 1, 2002, A&F loaned the amount of $4,953,833 to its Chairman, a major shareholder of A&F, pursuant to the terms of a replacement promissory note, which provided that such amount was due and payable on December 31, 2002. The outstanding principal under the note did not bear interest as the net sales threshold, per the terms of the note, was met. This note was paid in full by the Chairman on December 31, 2002.

This note constituted a replacement of, and substitute for, several promissory notes dating from November 17, 1999 through May 18, 2001.

10. STOCK OPTIONS AND RESTRICTED SHARES Under A&F's stock plans, associates and non-associate directors may be granted up to a total of 21.4 million restricted shares and options to purchase A&F's common stock at the market price on the date of grant. In 2002, associates of the Company were granted options covering approximately 3.5 million shares, with vesting periods from four to five years. Options covering a total of 44,000 shares were granted to non-associate directors in 2002, all of which vest over four years. All options have a maximum term of ten years.

Options Outstanding at February 1, 2003

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted–Average Remaining Contractual Life	Weighted–Average Exercise Price	Number Exercisable	Weighted–Average Exercisable Price
$8-$23	4,304,000	5.2	$12.98	2,575,000	$12.01
$23-$38	6,596,000	7.7	$26.40	1,713,000	$26.29
$38-$52	5,159,000	6.5	$43.54	268,000	$41.19
$8-$52	16,059,000	6.6	$28.31	4,556,000	$19.10

A summary of option activity for 2002, 2001 and 2000 follows:

2002	Number of Shares	Weighted–Average Option Price
Outstanding at beginning of year	12,961,000	$28.65
Granted	3,583,000	26.53
Exercised	(93,000)	16.44
Canceled	(392,000)	26.31
Outstanding at end of year	16,059,000	$28.31
Options exercisable at year-end	4,556,000	$19.10

2001		
Outstanding at beginning of year	12,994,000	$28.01
Granted	648,000	29.38
Exercised	(521,000)	15.00
Canceled	(160,000)	24.09
Outstanding at end of year	12,961,000	$28.65
Options exercisable at year-end	3,065,000	$18.49
2000		
Outstanding at beginning of year	12,809,000	$28.03
Granted	1,414,000	17.25
Exercised	(193,000)	14.57
Canceled	(1,036,000)	16.06
Outstanding at end of year	12,994,000	$28.01
Options exercisable at year-end	2,164,000	$16.13

A total of 1,046,000, 19,000 and 102,000 restricted shares were granted in 2002, 2001 and 2000, respectively, with a total market value at grant date of $28.0 million, $.6 million and $2.3 million, respectively. Of the restricted shares granted in 2002, 1,000,000 shares were awarded to the Company's Chairman, which become vested on December 31, 2008 provided the Chairman remains continuously employed by the Company through such date. The remaining restricted share grants generally vest either on a graduated scale over four years or 100% at the end of a fixed vesting period, principally five years. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to five years. Compensation expenses related to restricted share awards amounted to $2.3 million, $3.9 million and $4.3 million in 2002, 2001 and 2000, respectively.

11. RETIREMENT BENEFITS The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $5.6 million in 2002, $3.9 million in 2001 and $3.0 million in 2000.

Effective February 2, 2003, the Company established a Supplemental Executive Retirement Plan to provide additional retirement income to its Chairman. Subject to service requirements, the Chairman will receive a monthly prorated share of his final average compensation (as defined in the Plan) for life.

12. CONTINGENCIES The Company is involved in a number of legal proceedings. Although it is not possible to predict with any certainty the eventual outcome of any legal proceedings, it is the opinion of management that the ultimate resolution of these matters will not have a material impact on the Company's results of operations, cash flows or financial position.

The Company has standby letters of credit in the amount of $4.7 million that expire in 1 year. The beneficiary, a merchandise supplier, has the right to draw upon the standby letters of credit if the Company has authorized or filed a voluntary petition in bankruptcy. To date, the beneficiary has not drawn upon the standby letters of credit

The Company enters into agreements with professional services firms, in the ordinary course of business and, in most agreements, indemnifies these firms from any harm. There is no financial impact on the Company related to these indemnifications.

13. PREFERRED STOCK PURCHASE RIGHTS On July 16, 1998, A&F's Board of Directors declared a dividend of .50 of a Series A Participating Cumulative Preferred Stock Purchase Right (Right) for each outstanding share of Class A Common Stock, par value $.01 per share (Common Stock), of A&F. The dividend was paid to shareholders of record on July 28, 1998. Shares of Common Stock issued after July 28, 1998 and prior to the Distribution Date described below will be issued with a Right attached. Under certain conditions, each whole Right may be exercised to purchase one one-thousandth of a share of Series A Participating Cumulative Preferred Stock at an initial price of $250. The Rights initially will be attached to the shares of Common Stock. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of 10 business days after a public announcement that a person or group has acquired beneficial ownership of 20% or more of A&F's outstanding shares of Common Stock and become an "Acquiring Person" (Share Acquisition Date) or 10 business days (or such later date as the Board shall determine before any person has become an Acquiring Person) after commencement of a tender or exchange offer which would result in a person or group beneficially owning 20% or more of A&F's outstanding Common Stock. The Rights are not exercisable until the Distribution Date.

In the event that any person becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person and certain affiliated persons) will be entitled to purchase, upon exercise of the Right, shares of Common Stock having a market value two times the exercise price of the Right. At any time after any person becomes an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares), A&F's Board of Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. In the event that, at any time following the Share Acquisition Date, A&F is acquired in a merger or other business combination transaction in which A&F is not the surviving corporation, the Common Stock is exchanged for other securities or assets or 50% or more of A&F's assets or earning power is sold or transferred, the holder of a Right will be entitled to buy, for the exercise price of the Rights, the number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

The Rights, which do not have any voting rights, expire on July 16, 2008, and may be redeemed by A&F at a price of $.01 per whole Right at any time before a person becomes an Acquiring Person.

Rights holders have no rights as a shareholder of A&F, including the right to vote and to receive dividends.

14. QUARTERLY FINANCIAL DATA (UNAUDITED) Summarized quarterly financial results for 2002 and 2001 follow (thousands except per share amounts):

2002 Quarter	First	Second	Third	Fourth
Net sales	$312,792	$329,154	$419,329	$534,482
Gross income	114,429	131,874	166,736	243,010
Net income	23,289	31,141	47,687	92,818
Net income per basic share	$.24	$.32	$.49	$.95
Net income per diluted share	$.23	$.31	$.48	$.93

2001 Quarter	First	Second	Third	Fourth
Net sales	$263,680	$280,116	$354,473	$466,584
Gross income	97,840	108,327	143,403	208,464
Net income	20,603	25,038	43,863	79,168
Net income per basic share	$.21	$.25	$.44	$.80
Net income per diluted share	$.20	$.24	$.43	$.78

MARKET PRICE INFORMATION A&F's Class A Common Stock is traded on the New York Stock Exchange under the symbol "ANF." The following is a summary of the high and low sales prices of A&F's Class A Common Stock as reported on the New York Stock Exchange for the 2002 and 2001 fiscal years:

	Sales Price	
	High	Low
2002 Fiscal Year		
4th Quarter	$27.84	$17.76
3rd Quarter	$25.18	$15.92
2nd Quarter	$33.00	$20.51
1st Quarter	$33.30	$23.04
2001 Fiscal Year		
4th Quarter	$30.40	$18.06
3rd Quarter	$38.50	$16.21
2nd Quarter	$47.50	$33.10
1st Quarter	$37.90	$26.28

A&F has not paid dividends on its shares of Class A Common Stock in the past and does not presently plan to pay dividends on the shares. It is presently anticipated that earnings will be retained and reinvested to support the growth of the Company's business. The payment of any future dividends on shares will be determined by the A&F Board of Directors in light of conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business conditions and other factors.

On March 27, 2003, there were approximately 5,000 shareholders of record. However, when including active associates who participate in A&F's stock purchase plan, associates who own shares through A&F-sponsored retirement plans and others holding shares in broker accounts under street name, A&F estimates the shareholder base at approximately 55,000.

Abercrombie & Fitch

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ABERCROMBIE & FITCH:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Abercrombie & Fitch Co. and its subsidiaries at February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Columbus, Ohio
February 18, 2003

Abercrombie & Fitch

CORPORATE INFORMATION

Abercrombie & Fitch
6301 Fitch Path, New Albany, Ohio 43054
(614) 283-6500
www.abercrombie.com

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 10:00 A.M., Thursday, May 22, 2003 at Abercrombie & Fitch Headquarters, 6301 Fitch Path, New Albany, Ohio 43054.

STOCK EXCHANGE LISTING

New York Stock Exchange (Trading Symbol "ANF"), commonly listed in newspapers as AberFit.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP, Columbus, Ohio

INVESTOR RELATIONS

For further information on Abercrombie & Fitch, additional copies of this report, Form 10-K or other financial information, contact:

Investor Relations & Corporate Communications
Abercrombie & Fitch
P.O. Box 182168
Columbus, Ohio 43218

You may also contact us by sending an e-mail to Investor_Relations@abercrombie.com or by visiting the Investor Relations section of the Company's Web site.

STOCK TRANSFER AGENT, REGISTRAR AND DIVIDEND AGENT

National City Bank, Corporate Trust Operations, Dept 5352
P.O. Box 92301, Cleveland, Ohio 44193.

ABERCROMBIE & FITCH

Initial Public Offering: September 26, 1996
Number of Associates: 22,000
Approximate Shareholder Base: 55,000

CORPORATE OFFICERS

MICHAEL S. JEFFRIES
Chairman and Chief Executive Officer

SETH R. JOHNSON
Executive Vice President - Chief Operating Officer

DIANE CHANG
Senior Vice President - Sourcing

DAVID L. LEINO
Senior Vice President - Stores

LESLEE K. O'NEILL
Senior Vice President - Planning and Allocation

WESLEY S. McDONALD
Vice President - Chief Financial Officer

BOARD OF DIRECTORS

MICHAEL S. JEFFRIES
Chairman and Chief Executive Officer

RUSSELL M. GERTMENIAN
Partner, Vorys, Sater, Seymour and Pease LLP

JOHN A. GOLDEN
President, John A. Golden Associates, Inc.

ARCHIE M. GRIFFIN
Associate Director of Athletics, The Ohio State University

SETH R. JOHNSON
Executive Vice President - Chief Operating Officer

JOHN W. KESSLER
Chairman, The New Albany Company

SAMUEL N. SHAHID, JR.
President/Creative Director, Shahid & Company, Inc.

KATHRYN D. SULLIVAN, Ph.D.
President and Chief Executive Officer, COSI Columbus

Design: Shahid & Company Photography: Bruce M[illegible]er Printing: Superior Graphics

